Table of Contents

A Message from the CEO		3

1	Application of the Code	4
1.1	To Whom Does the Code Apply?	4
1.2	The Role of Managers	4
1.3	Minimum Standards	4
1.4	Ownership of the Code	4
1.5	Annual Training and Certification	4
1.6	Exceptions to the Code	5

2	Acting with Honesty and Integrity	6
2.1	Acting Ethically and Upholding the Law	6
2.2	Preventing Corruption, Bribery and Fraud	7
2.3	Acting Within Our Scope of Authority	8
2.4	Managing Inside Information and Personal Trading in Securities	8
2.5	Competing Fairly	10
2.6	Respecting Copyright	11

3	Treating Everyone with Respect	12
3.1	Protection Against Discrimination and Harassment	12
3.2	Safety and Security in the Workplace	12
3.3	Alcohol and Drugs	13
3.4	Political or Religious Activity	13

4	Avoiding Conflicts of Interest	14
4.1	Offering and Accepting Gifts or Other Benefits	15
4.2	Personal Borrowing and Lending	15
4.3	Treatment and Selection of Vendors	16
4.4	Beneficiaries, Executors and Powers of Attorney	16
4.5	Engaging in Outside Activities and Investments	17
4.5.1 Outside Activity Approval Process:		17
	Employees
4.6	Processing Personal Transactions	18

5	Protecting Our Brand, Clients, Investors, and the Environment	19
5.1	Representing CIBC	19
5.2	Community Activity	20
5.3	Full and Fair Disclosure	20
5.4	Environmental Responsibility	21

6	Our Role in Using and Safeguarding Information and Other Assets	22
6.1	Protecting Confidentiality and Privacy	22
6.2	Maintaining Information Security	23
6.3	Safeguarding CIBC’s Property	24
6.4	Following Business Expense Policies	24
6.5	Maintaining Records	25

7	Cooperating with Investigations	26

8	Contravention of the Code	27

9	Seeking Advice	28

A Message from the CEO

December 2012

Over the last 145 years, CIBC has developed a reputation for excellence as a leading financial institution. That reputation and our continued success depend upon a shared commitment to our core values of trust, teamwork and accountability. Honouring this commitment is our first priority.

Living up to our values requires meeting the highest standards of ethical and professional behaviour. The CIBC Code of Conduct (“Code”) sets out the principles and standards for ethical and professional behaviour in everything we do.

As CIBC employees and contingent workers, we are required to know, understand and abide by the Code. This includes an obligation to speak up – if you become aware of any potential violation of the Code, talk to your manager or get in touch with the appropriate contact listed in section 9. If you report a potential violation of the Code in good faith, you can be assured that you will be protected from any form of retaliation.

By embracing the Code, we honour our proud heritage and values, which helps CIBC achieve its vision of being the leader in client relationships.

Sincerely,

Gerald T. McCaughey

President and CEO, CIBC

1.1 To Whom Does the Code Apply?

The Code applies to all employees of Canadian Imperial Bank of Commerce and its wholly-owned subsidiaries (collectively “CIBC”). This includes both regular and temporary employees working either full-time or part-time. The Code also applies to consultants, independent contractors and temporary agency staff providing services to CIBC (collectively “contingent workers”).

1.2 The Role of Managers

Managers play an important role in helping to ensure that the principles of the Code are respected. They are role models for employees and contingent workers regarding acceptable standards of behaviour and are the first point of contact for employees and contingent workers who have questions about the Code. They must also support and protect any employees or contingent workers who, in good faith, report a potential violation of the Code.

1.3 Minimum Standards

The Code represents the minimum standards regarding our conduct and CIBC’s obligations as a regulated financial institution. Individuals who are licensed by a regulatory or professional body are also expected to adhere to any requirements imposed by those entities.

In the case of contingent workers, the obligations set out in the Code are in addition to any obligations that are contained in the agreement that governs the relationship between the contingent worker and CIBC (referred to as “governing contract”).

1.4 Ownership of the Code

The Chief Administrative Officer and General Counsel is the Executive Owner of the Code. The Code was approved by CIBC’s Board of Directors and is reviewed annually. This version of the Code is effective December 1, 2012.

1.5 Annual Training and Certification

As part of CIBC’s Mandatory Training and Testing program, employees must complete an annual certification, attesting to familiarity with and adherence to the principles of the Code and all of its provisions.

This training and certification requirement also applies to contingent workers who are contracted to provide services to CIBC that are, or might normally be, performed by a CIBC employee, unless:

— training is otherwise addressed in a contingent worker’s governing contract; or

— the contingent worker’s governing contract is for a period of less than thirty days (which may or may not be consecutive).

1.6 Exceptions to the Code

Some situations may justify making exceptions to the Code. All requests for exceptions must be discussed first with your manager. If your manager agrees to your request, then written approval (via e-mail will suffice) must be obtained from the Compliance Department (e-mail exception requests to the Code of Conduct, Mailbox).

Exceptions for certain executive officers may be granted only by the Board of Directors or by a committee of the Board. Such exceptions must also be promptly disclosed to CIBC’s shareholders.

In the case of contingent workers, exceptions to the Code may be permitted if the codes, policies, and practices of the contingent worker’s employer (a third party service provider) meet or exceed those of CIBC. Written approval for exceptions (via e-mail will suffice) must be obtained from the Compliance Department (e-mail exception requests to the Code of Conduct, Mailbox).

Q . What are some of the factors that may help me identify potential violations of the Code of Conduct? To help identify potential Code of Conduct violations, ask yourself the following questions:

— Is this legal?

— Is this fair and ethical?

— Would CIBC’s reputation be harmed if this situation were to become public?

— Might this situation create any conflict between my own interest and CIBC’s interest? Might it create the appearance of a conflict?

— Does this feel right?

If in doubt, speak to your manager or call one of the contacts listed in section 9.

Q

. Where can I find more information about how to apply the Code?

Many sections of the Code include a link to related policies and procedures that provide detailed guidance on specific topics. The Code of Conduct: Frequently Asked Questions provides additional guidance concerning the day-to-day application of the Code. You can also contact the Code of Conduct, Mailbox or one of the contacts listed in section 9.

2.1 Acting Ethically and Upholding the Law

Preserving trust and acting ethically are at the heart of what we do and how we do it. Each of us has a fundamental obligation to act honestly and with integrity at all times. This means respecting both the letter and the spirit of the Code in everything we do.

We are also required to uphold and comply with the law and any other requirements established or endorsed by CIBC (including CIBC policies, procedures and standards, and industry guidelines) and we must not knowingly engage in, facilitate or benefit from any illegal transaction or activity. An employee or contingent worker who is charged with or found guilty of a criminal offence must immediately notify his/her manager who, in turn, must notify Corporate Security.

Failing to follow the Code or comply with the law risks exposing CIBC, as well as its employees and contingent workers, to serious regulatory consequences and reputational harm.

We must report any concerns about suspicious behaviour relating to the honesty and integrity of CIBC, its employees and contingent workers, or any vendors, clients, government representatives or other third parties involved, directly or indirectly, in business dealings with CIBC. This includes reporting any situation where we believe, in good faith, that CIBC or any of the other parties mentioned above have violated or are about to violate a law or regulation.

Report your concern to your manager or the appropriate contact listed in section 9 or call the confidential Ethics Hotline.

Remember that CIBC will not permit any retaliatory action to be taken against you, where you report a concern in good faith.

Q

. Is it acceptable to skip a step required by a CIBC policy or procedure to save time for a client?

No. Remember that policies and procedures have been carefully designed to support compliance with the law and the protection of CIBC’s reputation.

Skipping a step could put you, CIBC or our clients at risk. You are expected to act in accordance with the Code and CIBC policies and procedures at all times, even if a client, fellow employee or contingent worker suggests a different course of action. If you have a question or comment concerning a policy or procedure, discuss this with your manager or raise it with the owner of the policy or procedure.

2.2 Preventing Corruption, Bribery and Fraud

Achieving the highest standard of ethical behaviour means that we will not engage, directly or indirectly, in bribery, kick-backs, payoffs or other fraudulent or corrupt business practices. If we are approached by an employee, contingent worker, vendor, client, government representative, or other third party with an opportunity to engage in such activity, we will report the incident to our manager, Corporate Security or the confidential Ethics Hotline.

Successfully preventing fraud at CIBC requires an ongoing commitment from all of us. This includes actively participating in the detection and reporting of suspected fraud, whether committed by an employee, contingent worker, or a third party involved, directly or indirectly, in business dealings with CIBC (e.g., a client, vendor or government representative). If you suspect that fraud has been or is about to be committed, you have a responsibility to report it to your manager or the CorpSecurity, Mailbox, or call the confidential Ethics Hotline.

Q

. What does it mean to respect the “spirit” of the Code?

Respecting the spirit of the Code means following the principles and values upon which the Code is based – acting ethically and professionally, and honouring our core values of trust, teamwork and accountability – even when the Code does not specifically address a particular situation.

Q

. Many different laws apply to the work that I do. What should I do if I’m not sure about what these laws require?

Respecting the Code, following CIBC policies and procedures, and acting within the scope of your authority will help you to comply with the law. If you are unsure about what you should do, always ask questions before you act and discuss the situation with your manager or with one of the contacts listed in section 9.

Q . What are some examples of illegal activity? Examples of illegal activity include, but are not limited to: fraud, theft, forgery, kiting, money laundering, and bribery.

Q

. What is kiting?

Kiting is a form of fraud that involves depositing and drawing cheques between two or more accounts at the same branch, at different branches, or at different financial institutions in order to disguise lack of funds. It involves taking advantage of the “float” (the time between the negotiation of the cheque and its clearance at the cheque-writer’s bank).

2.3 Acting Within Our Scope of Authority

We are all accountable for acting within the scope of our employment or contractual duties and delegated authorities. We must not:

— give clients financial, trust, tax, investment, legal or other advice unless this is within the scope of our employment or contractual duties and we hold the appropriate qualifications and licences to do so;

— act outside the scope permitted by our professional licence, regulatory registration or delegated authority; or

— process a transaction, whether for a client or for CIBC, without proper authorization and documentation.

2.4 Managing Inside Information and Personal Trading in Securities

Each of us is responsible for knowing and strictly complying with the laws and policies applicable to the handling of inside information and personally trading in securities.

Managing Inside Information

Employees and contingent workers are prohibited from disclosing inside information, except as required in the normal course of business and/or in the execution of their governing contract. We will comply with information barriers that have been established to control the flow of inside information. We must also inform anyone who receives inside information from us that they are subject to the same restrictions regarding its disclosure.

Trading Securities

We must not trade in securities of a public company if we have inside information about the company. In addition, we will not advise or talk to others regarding trading in those circumstances.

We must ensure that we abide by the applicable policy regarding personal trading policy in our region or line of business; this includes obtaining pre-clearance to trade any securities when required.

We may also be subject to additional trading restrictions because of our involvement with a particular company or CIBC line of business. This includes situations in which:

— we have or support an account relationship with a company;

— we have management responsibilities of a company; or

— we are otherwise involved with a company on behalf of CIBC.

Trading CIBC Shares

Trading in CIBC shares is subject to a number of restrictions in addition to those that apply to trading shares of other companies. These additional restrictions apply to all CIBC employees and contingent workers when trading in CIBC shares. For further details, see the Q&A below and the Code of Conduct: Frequently Asked Questions.

Q

. I have inside information about a company. Can I tell my spouse to buy or sell shares of this company?

No. You cannot buy or sell any shares of this company or advise anyone else to do so until the information has been disclosed to the public.

Q

. What are some examples of “securities”?

Generally, securities are issued by a company to investors and represent either a portion of the ownership of the company or an obligation on the part of the company to repay some form of indebtedness to the investor. There are many different types of securities, but the most common examples are shares and bonds. Other examples include many derivatives (e.g., listed put and call options), bank notes and debentures.

Q

. What additional restrictions apply when trading in CIBC shares?

CIBC employees and contingent workers, as well as officers and directors of CIBC and all of its subsidiaries (including CIBC FirstCaribbean International Bank), are prohibited from:

— trading in put options, call options, or forward derivative contracts on CIBC shares;

— trading any other over-the-counter derivative products designed to hedge exposure to CIBC shares; or

— short selling CIBC shares.

Certain employees and contingent workers are also subject to restrictions regarding the timing of trading CIBC securities. These employees are not permitted to buy or sell CIBC securities during “Blackout Periods” or outside “Window Periods” (as the case may be).

2.5 Competing Fairly

CIBC vigorously competes in the marketplace and does so ethically, fairly and legally. We can, and do, gather data about our competitors; however, we will not communicate, acquire or use trade secrets or proprietary information of others unless we have the right to do so.

Anti-trust and competition laws prohibit CIBC from engaging in activities that lessen competition. These include:

— agreeing with other financial institutions or businesses on the terms of a transaction, product or service to be offered to clients, vendors or other third parties (such as interest rates, prices, charges or types of services); and

— agreeing with other financial institutions or businesses to avoid competing for clients in particular product categories or geographic markets.
Certain “tied selling” regulatory requirements prohibit us from proposing or entering into transactions with clients that require the clients to:
— bring additional business to CIBC;
— purchase additional products from CIBC; or
— agree not to purchase a competitor’s products.
Where permitted, cross selling and relationship pricing are not considered “tied selling”, and are therefore not prohibited under the Code.
Competition guidelines are very complex and some exceptions may apply. Any concerns about proposed dealings with competitors should be discussed with the Legal Department.

Q

. When I attend a trade association meeting, industry meeting or conference, what may I talk about in respect of CIBC and its business?

Remember that anti-trust and competition laws restrict the topics (e.g., pricing) that can be discussed with competitors. Also, most other participants at these events do not work for CIBC. As such, you must respect the confidentiality of CIBC information and ask yourself whether disclosing particular information could be detrimental in any way to CIBC, its employees, contingent workers, clients or vendors. You can obtain further guidance on this from the Legal Department or from Communications and Public Affairs.

2.6 Respecting Copyright

Printed, broadcast, recorded or online materials and software are often protected by copyright law. We must exercise caution and may need to seek prior approval from the copyright holder before making copies of, distributing or otherwise using such material. If there is any doubt, consult the Legal Department.

As part of CIBC’s mission to “create an environment where all employees and contingent workers can excel”, CIBC is committed to diversity and employment equity in the workplace. Each of us has the right to be treated fairly, with decency and with respect, and we must treat others, including employees, contingent workers, clients, vendors and the public, in the same way.

3.1 Protection Against Discrimination and Harassment

Harassment and discrimination of any sort is strictly prohibited. Retaliation for reporting alleged discrimination or harassment is also strictly prohibited. We must familiarize ourselves with, and follow the applicable Respect in the Workplace – Anti-Discrimination and Anti-Harassment Policy.

3.2 Safety and Security in the Workplace
Each of us has the right to work in an environment that is safe and free from violence.
Violence (physical or otherwise, which includes threats, sabotage, bullying and taunting) is strictly prohibited at CIBC. Retaliation for reporting violent activity is also strictly prohibited.
We must familiarize ourselves with and follow local policies, guidelines and procedures relating to health and safety in the workplace.

Q

. My co-worker often sends me e-mails that include profanities. Is this allowed under the Code?

No. Treating everyone with respect includes being respectful in all of our communications. This applies when we are communicating by any means, including in person, by telephone, or electronically (e.g., e-mail, instant message, PIN-to-PIN communication, text message and social networking).

3.3 Alcohol and Drugs
While on CIBC premises, participating in a CIBC-sponsored activity, working on behalf of CIBC, or otherwise representing or being seen as representing CIBC, we are not allowed to be:
— impaired by alcohol or drugs; or
— in possession of illegal drugs.
The consumption of alcohol is strictly prohibited on CIBC’s premises except at designated functions that:
— have received either a one-time or ongoing approval from a Vice President (or Managing Director in Wholesale Banking or CIBC Wood Gundy) or a more senior executive; and
— are under the direct supervision of a manager who is responsible for the function.

Managers responsible for a function at which alcohol will be served must ensure that reasonable procedures and safeguards are in place so that any serving and consumption of alcohol are done safely and responsibly.

If we consume alcohol at a CIBC function, we will do so responsibly and we will not use any means of transportation that jeopardizes our safety or the safety of others.
3.4 Political or Religious Activity

While CIBC respects our right to our individual political and religious beliefs and practices, we must not carry on these practices in a way that reflects upon CIBC as an organization, or that affects other CIBC employees or contingent workers.

All requests for political contributions by or on behalf of CIBC must be directed to Communications and Public Affairs for approval. For any political contributions, whether CIBC’s or our own individual contributions, we must be sensitive to and avoid any situation where the contribution might be perceived to be for the purpose of obtaining a benefit for CIBC.

We may not carry on political activities or engage in religious advocacy on CIBC premises or facilities. This includes seeking contributions, campaigning, and promoting political or religious causes, beliefs or practices. This in no way limits our right to observe our individual political or religious beliefs and practices in a private manner that does not affect other CIBC employees or contingent workers.

Avoiding conflicts of interest goes a long way towards ensuring that we avoid behaviour that is unethical or that otherwise contravenes the Code. We must avoid any situation where our personal interest may conflict, or could be perceived to conflict, with the interests of CIBC or of a client or vendor of CIBC.

Examples of potential conflict situations include:

— where we, our family or a close personal friend are in a position, or may be perceived to be in a position, to benefit personally, or compete with CIBC, by using information we receive or authority we have as a result of our role or relationship with CIBC;

— where we are in a direct reporting relationship with someone with whom we share a close personal relationship or would be perceived to benefit personally from the reporting relationship;

— where we interact with someone in a professional capacity in the course of CIBC’s business dealings with whom we share a close personal relationship, or where we have a direct influence in deciding whether CIBC will engage in business dealings with a person with whom we share a close personal relationship; or

— where friendship or a close personal relationship may be perceived to adversely affect our judgment or objectivity, both in the workplace and in any business dealings.

We must discuss any real, potential or perceived conflict of interest situation with our manager or contact the Compliance Department (e-mail the Code of Conduct, Mailbox) as soon as possible so that steps can be taken to address the situation.

Sections 4.1 to 4.6 describe some situations of real or perceived conflict of interest, but the list is not exhaustive.

4.1 Offering and Accepting Gifts or Other Benefits
In this section, “gift or other benefit” includes entertainment.

Giving a gift or other benefit to, or receiving a gift or other benefit from, certain entities or individuals may give rise to a conflict of interest, especially where the gift or other benefit is of more than nominal value.

Even where a conflict does not exist, the gift or benefit may be viewed as an attempt to influence a business decision. For this reason, CIBC’s Gifts and Entertainment Policy includes a number of restrictions that apply when giving or receiving gifts or other benefits.

4.2 Personal Borrowing and Lending

We will not, directly or indirectly, borrow from or lend personal funds or other personal property to any client or vendor who has an ongoing or prospective business relationship with us or our business unit. This restriction does not apply to:

— transactions with family members; or
— transactions with clients who are financial intermediaries (such as department stores or other financial institutions) if the transaction is conducted on market terms and conditions.
We will avoid borrowing from or lending personal funds to another employee or contingent worker, particularly someone we supervise.

Q

. When should borrowing from or lending to an employee or contingent worker be avoided?
Personally borrowing from or lending to another employee or contingent worker should be avoided in situations that would likely result in a real or perceived conflict of interest. A conflict of interest might exist if:

— the amount borrowed is more than nominal;

— borrowing from or lending to this employee or contingent worker has occurred on numerous occasions;

— the employee or contingent worker might be under undue pressure as a result of the borrowing/lending; or

— there is a reporting relationship between the parties involved.

4.3 Treatment and Selection of Vendors

Vendors should be treated fairly and should be chosen based strictly on value, quality, service and price. CIBC strives to deal with vendors that have high standards of business conduct that are in keeping with CIBC’s standards.

4.4 Beneficiaries, Executors and Powers of Attorney

If you discover that a client (other than a family member) is considering making or has already made you a beneficiary, executor or other personal representative in a will or a trust, you must advise your manager and the Compliance Department (Code of Conduct, Mailbox). Where the client has not yet made the designation, you should discourage the client from doing so.

Accepting signing authority or a grant of power of attorney from a client regarding a client’s account (other than that of a family member) typically creates a conflict of interest and should be avoided. If you discover that such an appointment or assignment of authority has been made, you must immediately inform your manager and ask the client to revoke the authority or appointment. Compliance Department approval (e-mail the Code of Conduct, Mailbox) is required for any exceptions.

CIBC reserves the right to require an employee or contingent worker to renounce any bequest or appointment or to remove himself or herself from dealing with a client’s estate where there is a real or perceived conflict of interest.

This section does not restrict CIBC’s ability to receive discretionary trading authority from our clients, where that is allowed under applicable laws. Refer also to section 4.5.1 below.
If a client (other than a family member) has granted you a power of attorney for his or her account(s), you must:
— immediately inform your manager and the Compliance Department (e-mail the Code of Conduct, Mailbox); and
— ask the client to revoke your appointment.
Compliance Department approval (e-mail the Code of Conduct, Mailbox) is required for any exceptions.

4.5 Engaging in Outside Activities and Investments

Employees and contingent workers are expected to avoid any outside activity (e.g., outside positions, associations or investments) that might interfere with, or might be perceived to interfere with, the independent exercise of their judgment regarding the best interests of CIBC and its clients. Engaging in such activities should be discussed with your manager as soon as possible so that any potential conflicts of interest can be addressed.

4.5.1 Outside Activity Approval Process: Employees

Employees are expected to devote their working hours to their CIBC work and will require approval prior to engaging in an outside activity (as specified below). Employees are required to provide an annual certification regarding their outside activities as part of CIBC’s Mandatory Training and Testing Program.

Employees must discuss their obligations under the Code with their manager and complete the applicable Outside Activities Approval Request Form before:

— accepting an additional position or employment outside of CIBC;

— carrying on business activities outside of CIBC;

— investing in a business, other than a company that is publicly traded on a recognized stock exchange;

— holding a controlling interest in a public or private business;

— serving as a personal representative (such as trustee, executor, guardian, or through the grant of a power of attorney) for a client (other than a family member) with whom we or our business unit have a business relationship; or

— commencing a campaign for election or appointment to public office, whether paid or unpaid.

Employees may be required to limit or cease engaging in an outside activity if directed by CIBC.

When In Doubt, Fill It Out

The key factor in determining whether an activity requires approval is whether it creates a real or perceived conflict of interest. Factors to consider include:

— Your role at CIBC: Are you in a client-facing role? Do you have access to client information?

— Are you a securities registrant (i.e., registered with IIROC, the MFDA, FINRA, the FSA, or other regulatory agencies)?

— Will the activity require your involvement with a competitor, client or vendor of CIBC?

— How much of your time will be devoted to this activity?

If in doubt, talk to your manager and complete the Outside Activities Approval Request Form or contact the Compliance Department (EWC, Mailbox).

Boards of Directors
If CIBC asks an employee to act as a director of a CIBC subsidiary, approval is to be requested by contacting the Compliance Department (EWC, Mailbox) or other Compliance designate. For any other position as a director of a company, organization or association, or as a member of a board advisory committee, the employee should speak to his or her manager and complete the Outside Activities Approval Request Form.
Outside Activities Form
Use the Outside Activities Approval Request Form applicable in your region: Canada; US; UK; Asia/Pacific; or Caribbean.

Q

. Does acting as a director of a not-for-profit organization or association require pre-approval?
Yes. Employees acting as a director or sitting on a board advisory committee of such an organization or association require approval under the Code. Discuss the position with your manager and complete the applicable Outside Activities Approval Request Form.

4.6 Processing Personal Transactions

Processing transactions for ourselves or for those close to us can create a conflict of interest. Unless expressly permitted by a written CIBC policy or guideline, we must not process, or ask another employee or contingent worker who reports to us (directly or indirectly) to process, a transaction for:

— ourselves,

— a member of our immediate family,

— anyone for whom we are serving as a personal representative (such as trustee, executor, guardian, or through the grant of a power of attorney),

— anyone with whom we share a close personal relationship, or

— anyone with whom we share a significant personal or financial interest.

5.1 Representing CIBC

In the eyes of our clients and the community, each of us represents CIBC. While we have the right to publicly express our personal views, we will not, under any circumstance, participate in activities that may compromise CIBC’s image or reputation. This includes activities that would disparage, defame, embarrass or harass CIBC, its employees, its contingent workers, its clients or its vendors. This applies to expressing views by any medium, including in print, or via the Internet (including by blogs, online social media sites, e-mail or on webpages).

Using CIBC’s Brand Name and Trademarks

Employees will use CIBC’s brand name and trademarks outside CIBC only as part of the regular duties of their job or at an external function where CIBC’s participation has been previously approved.

Contingent workers will use the CIBC brand name and trademarks outside of CIBC, only with consent of CIBC, or as otherwise provided in the terms and conditions of their governing contract.

Use of CIBC’s brand name and trademarks by a vendor or other third party is not generally permitted. Any exceptions must be pre-approved by Brand Governance (BrandGovernance@cibc.com).

Lobbying Activity

Employees and contingent workers who communicate on behalf of CIBC with government officials must comply with applicable lobbying activity approval and reporting requirements.

Public Speaking

If we will be speaking at a public forum in a professional capacity or as a representative of CIBC (e.g., speaking at a school or professional conference), we will obtain the prior approval of our manager. Further, if the situation involves speaking to the media, or otherwise being seen as a spokesperson for CIBC, we will obtain the prior approval of Communications and Public Affairs.

Q

. Does the Code apply even when I’m on business travel or at a social event?

Yes. The Code requirement to avoid activities that may compromise CIBC’s image or reputation applies under any circumstance, including while you are on business travel or at a social event.

5.2 Community Activity

As part of CIBC’s mission to make a real difference in our communities, CIBC supports our involvement in community activities. We must be aware of the fact that by participating in those activities, we are, or may be perceived to be, representatives of CIBC.

When soliciting charitable donations, whether on behalf of CIBC or another organization, we will emphasize the voluntary nature of the donation. We will not place employees or contingent workers (particularly those who report to us, directly or indirectly), clients, or vendors in a position where they may feel obligated to contribute for fear of being treated unfairly if they refuse. None of us should feel pressured to contribute to fundraising campaigns, either by co-workers or by CIBC.

If we are involved in a charitable fundraising contest or draw at CIBC, we should read and abide by the requirements of the Guidelines for Running Contests at CIBC.
5.3 Full and Fair Disclosure

All of our communications, whether internal or external, must be truthful, accurate and complete, and must not mislead others. This applies to all methods of communication, including oral, in print, or via the Internet (including blogs, online social media sites, e-mail or on webpages).

This standard applies whenever or wherever we are performing work for CIBC, including when we are preparing or providing information for inclusion in any report, system, document or other communication.

Dos and Don’ts

— Do: Be truthful in advertising; avoid false, misleading or deceptive claims

— Do: Ensure that marketing and related client communication materials are reviewed in advance by the Legal Department and the applicable CIBC marketing department in accordance with the CIBC Client Communication Policy

— Do: Consult with your manager if you are unsure about the accuracy or completeness of information you have received

— Don’t: Make any false or misleading entries

— Don’t: Misrepresent a client’s financial position

— Don’t: Forge, tamper with, or otherwise misuse anyone’s identity or signature

— Don’t: By-pass procedures designed to ensure the integrity of CIBC’s records or to ensure full and fair disclosure

If we believe that any of the principles of “full and fair disclosure” have or are about to be violated, we will speak to our manager, or contact Corporate Security, or call the confidential Ethics Hotline.

Remember: CIBC will not permit any retaliatory action to be taken against you where you report a violation or apparent violation in good faith.

5.4 Environmental Responsibility

CIBC is committed to acting responsibly in all of its activities by:

— protecting and conserving the environment;

— safeguarding the interests of all CIBC stakeholders against unacceptable levels of environmental risk; and

— supporting the principles of sustainable development.

Each of us is responsible for taking reasonable care to ensure that CIBC’s business activities are conducted in an environmentally prudent way.

6.1 Protecting Confidentiality and Privacy

CIBC’s value of trust means not only that we trust each other, but also that our clients can trust us. To honour that value, we must take all reasonable steps to preserve the confidentiality and privacy of CIBC information. This includes accessing and using CIBC information only for the purposes intended, as directed by our manager or business unit procedures, and sharing it only with those who have a genuine need to know, consistent with those purposes.

We will view, use or disclose client, employee or contingent worker information only when we have a business purpose for doing so and in compliance with applicable law. We understand that CIBC may monitor account inquiries for the purpose of detecting unauthorized access.

If we have concerns regarding the protection of CIBC information, or become aware of a breach of confidentiality or privacy, we will immediately communicate those concerns to the Privacy Office (Privacy Office, Mailbox).

Q

. My friend asked me to monitor her husband’s CIBC accounts and let her know if he makes any large withdrawals. I made inquiries on the accounts but didn’t notice any large withdrawals and decided not to say anything to my friend. Is this a privacy breach?

Yes. Accessing client information without the client’s consent and without a business reason to do so is a privacy breach.

Q

. Is it acceptable to send CIBC information to my personal e-mail account so that I can use this information to work from home?

No. Never send or forward CIBC information to or from your own personal e-mail account. To e-mail confidential information externally, follow the guidance on e-mail use provided in the Acceptable Use of CIBC Information and Information Systems Policy. Also follow the Working Remotely from CIBC quick reference guide.

Q

. The Code says that CIBC may monitor account inquiries for the purpose of detecting unauthorized access. If I access my own personal account, might that still be “unauthorized access”?

Yes, particularly if the information you have accessed is information that is not normally available to a client.

6.2 Maintaining Information Security

CIBC controls and monitors the use of its network (including all forms of electronic messages), computing facilities and voicemail system, and can restrict use of or withdraw access privileges to these systems and facilities without prior notice. In addition, CIBC may conduct investigations of potential violations of any CIBC policy based on this information.

We will not use CIBC’s systems or facilities to access, download, or distribute information that may be considered:

— offensive, illegal, unethical or discriminatory, or

— that could harm CIBC’s reputation.

Personal use of the Internet and e-mail must not interfere with our normal duties or the effective operation of CIBC’s network and computing facilities. We may use CIBC’s computer resources only in accordance with CIBC policies that govern their use.

We may use CIBC computer resources when working from non-CIBC locations if we use approved technology and channels, provided that our manager has approved of such use and all CIBC information is protected from theft and unauthorized access.

We are accountable for all activity carried out using our individual IDs or passwords and we will not share our IDs or passwords with anyone for any reason.

Q

. Why is it important to follow my business unit’s secure workspace procedures?

Following secure workspace procedures is essential to help protect information of CIBC, its clients, employees, contingent workers, vendors and other third parties from loss or exposure to unauthorized parties. Information that is lost or disclosed to unauthorized parties can disrupt business processes and damage CIBC’s reputation.

Q

. My friend gave me software that would be very helpful to me in my work. Can I install it on my CIBC computer?

No. Do not attempt to install software yourself, including software updates or software components. This applies to all types of software, whether obtained from the Internet or any other source.

6.3 Safeguarding CIBC’s Property

CIBC’s facilities, equipment and other assets (including CIBC information and information systems) are CIBC property. Except as permitted under section 6.2 above, CIBC property must be used only for CIBC purposes.

We must adhere to control measures that have been implemented to protect CIBC property. These measures may include use of security equipment such as safes or vaults, physical or logical access control, or other security-related processes.

At any time during or following your employment or contractual engagement, CIBC may require you to:
— return or destroy any CIBC property in your possession or control; or
— stop using, accessing or disseminating such property.

This applies regardless of where the property is located or stored. In the case of contingent workers, this requirement is also subject to the terms and conditions of the contingent worker’s governing contract.

6.4 Following Business Expense Policies
If we incur expenses or approve expenses on behalf of CIBC, including expenses incurred through the use of a corporate credit card, we will comply with the requirements outlined in the Expense Reimbursement Policy and Business Unit Purchasing Policy. This includes ensuring that all such expenses are for a valid business purpose and are reasonable in relation to the business requirements and the goods and/or services being provided.
In the case of contingent workers, the requirements in this section are also subject to the terms of the contingent worker’s governing contract.

6.5 Maintaining Records

If CIBC’s records are incomplete or inaccurate, the trust of our stakeholders and the integrity of our reputation may be compromised. We must ensure that all CIBC client, employee, contingent worker, general and corporate records comply with CIBC’s Records Management Policy, which addresses the identification, retention, preservation and destruction of records. Each of us is responsible for the integrity of books and records under our control.

We will cooperate unconditionally with any CIBC department that audits, tests or investigates issues within CIBC.

We will also cooperate with lawful investigations and inquiries from third parties, including regulators, enforcement agencies, or parties involved in litigation. If we receive any kind of demand or request for information from a third party, we must contact the appropriate CIBC department as follows:

— for search warrants in Canada, contact Corporate Security immediately, and in all other jurisdictions, contact the Legal Department;

— for regulatory requests or notices of investigation, contact the Legal Department or Compliance Department (Code of Conduct, Mailbox) immediately;
— for all other demands or requests, follow existing business procedures or contact the Legal Department or Compliance Department (Code of Conduct, Mailbox).

In all cases, we will contact the appropriate department before we tell the requesting party whether the information exists at all, discuss any information with the requesting party, provide the information requested, or inform any affected employee, contingent worker, client or vendor about the request.

Contravention of any provision of the Code by an employee may result in disciplinary action up to and including termination of employment for cause, without notice or pay in lieu of notice, in addition to possible civil, criminal or regulatory action. Such conduct may also affect individual performance assessment and compensation.

Contravention of any provision of the Code by a contingent worker may result in action by CIBC up to and including termination of the individual’s governing contract without notice as well as possible civil, criminal or regulatory action.

Your Obligation to Report Code Violations
As part of being accountable to each other and to CIBC, each of us has an obligation to report all Code violations:
— by speaking to our manager or to the appropriate contact listed in section 9,
— by calling the confidential Ethics Hotline, or
— by using the reporting procedures as otherwise set out in the Code or in an applicable CIBC policy.

Any report of concern about conduct that may contravene the Code will be treated confidentially to the extent possible and in a manner consistent with CIBC’s responsibility to address the issue raised.

Protection from Retaliation
No one may retaliate or take adverse action against an employee or contingent worker who, in good faith, reports a real or potential contravention of the Code, or a violation of law or regulation by CIBC, a CIBC employee or contingent worker, or a CIBC client, or who provides information or assistance for an investigation.

This means we cannot suspend, discharge, discriminate against, harass, or threaten, in any manner, an employee or contingent worker who in good faith makes a report, including where the employee or contingent worker makes a report to an external regulator.

If you believe that you are being adversely treated as a result of reporting a violation, you should immediately contact your manager or Human Resources.

Q

. I am not comfortable discussing a potential Code violation with my manager. What other options are there?

If you do not feel comfortable reporting a potential Code violation to your manager, you should speak to your manager’s manager about the situation. If this is also a concern, you may report the issue to the appropriate individual or group listed in section 9. If you wish to remain anonymous or if you feel that someone has not responded appropriately to your report, you may call the confidential Ethics Hotline. All reports of potential Code violations are confidential, are taken seriously and are investigated fully.

Omitted.